

May 27, 2011

Ms. A. Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

> **Re: Chimera Investment Corporation**
> **Form 10-K for the year ended 12/31/2010**
> **Filed 2/28/2010**
> **File Nos. 001-33796**

Dear Ms. A. Alexandra Denahan:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Certain financing facilities may contain covenants…, page 23

1. In future Exchange Act periodic reports, please specifically identify any financial covenants that may materially restrict your financing flexibility. In addition, please confirm that to the extent you are at risk of breaching such covenant you will disclose the actual ratio calculations in your Exchange Act periodic reports.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

2. Please tell us whether management views "core earnings" as a key performance indicator. We may have further comment.

3. In future Exchange Act periodic reports, please address any shifts in investment strategy, such as with respect to maturity, credit risk, or interest rate type. For example, we note that on your fourth quarter conference call you indicated that you planned to increase the duration of your portfolio.

Trends, page 53

4.   In future Exchange Act periodic reports, please expand this disclosure to discuss management's view as to whether and how these trends may impact your business.

Estimated Economic Book Value, pages 56 – 57

5.   In your description of estimated economic book value on page 56, you indicate that you have no continuing involvement in these trusts other than being a holder of notes or certificates issued by the trusts. However, disclosures within note 8 on page F-24 appear to indicate that you do have continuing involvement through the power to direct activities of the trust or ability to control the trust through your contribution in the purpose and design of its structure. Please clarify and revise as necessary. If applicable, in your response, please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Interest Expense and the Cost of Funds, page 61

6.   Please advise us whether your average cost of funds reflects the impact of swaps for the covered periods. If so, please clarify this in future Exchange Act periodic reports.

 Liquidity and Capital Resources, page 64

7.   In future Exchange Act periodic reports, please provide a brief description of the margin call provisions for your repurchase agreements, including the percentage asset decline that could cause a margin call.

8.   In future Exchange Act periodic reports, please provide more detailed disclosure regarding your sources of cash for the next year, including cash on hand, cash from operations, loan repayments/maturities, facility capacity, and new financings.

Financial Statements and Notes

Note 6 – Repurchase Agreements, pages F-22 – F-23

9.   We understand that you have entered into repurchase transactions accounted for as collateralized financing transactions. Please tell us whether or not you have accounted for any repurchase transactions as sales. If you have, please clarify the terms of these agreements and why that accounting was deemed appropriate.   In addition, please clarify if the table on the top of page 62 is the average repurchase agreements as indicated on page 61 or average total debt as labeled. For your repurchase transactions, for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter.   To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why.   In future Exchange Act periodic reports, we believe the inclusion of the information described above would be useful to investors and should be included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551 - 3657 or Angela McHale at (202) 551 – 3402 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief